UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 4)

                   Under the Securities Exchange Act of 1934

                           NU SKIN ENTERPRISES, INC.
                               -----------------
                                (Name of Issuer)

                Class A Common Stock, Par Value $.001 Per Share
                         -----------------------------
                         (Title of Class of Securities)

                                  67018T105
                                  ---------
                                (CUSIP Number)

                               Gregory D. Hitchan
                         Blum Capital Partners, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               December 5, 2006
                                --------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D,and is filing this schedule because of Section 240.13d-1(e),240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 12

CUSIP NO. 67018T105            SCHEDULE 13D                     Page 2 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       6,762,710**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  6,762,710**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,762,710**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.9%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 67018T105            SCHEDULE 13D                     Page 3 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       6,762,710**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  6,762,710**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,762,710**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.9%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



 CUSIP NO. 67018T105            SCHEDULE 13D                     Page 4 of 12

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   BLUM STRATEGIC GP III, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              04-3809436
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      6,762,710**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 6,762,710**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,762,710**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 67018T105              SCHEDULE 13D                    Page 5 of 12

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM STRATEGIC GP III, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              02-0742606
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      6,762,710**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 6,762,710**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,762,710**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 67018T105              SCHEDULE 13D                    Page 6 of 12

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                BLUM STRATEGIC PARTNERS III, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              04-3809438
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      6,762,710**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 6,762,710**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,762,710**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               9.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                             PN

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 67018T105              SCHEDULE 13D                    Page 7 of 12

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                 SADDLEPOINT PARTNERS GP, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              83-0424234
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      6,762,710**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 6,762,710**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,762,710**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                 OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO. 67018T105            SCHEDULE 13D                     Page 8 of 12

Item 1.  Security and Issuer
----------------------------

This Amendment No. 4 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on June 9, 2006 by Blum Capital Partners, L.P., a California limited partnership, ("Blum LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP III, L.L.C., a Delaware limited liability company ("Blum GP III"); Blum Strategic GP III, L.P., a Delaware limited partnership ("Blum GP III LP"); Blum Strategic Partners III, L.P., a Delaware limited partnership ("Blum Strategic III"); and Saddlepoint Partners GP, L.L.C., a Delaware limited liability company ("Saddlepoint
GP") (collectively, the "Reporting Persons"). This amendment relates to shares of Class A common stock, $.001 par value per share (the "Common Stock") of Nu Skin Enterprises, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 75
West Center Street, Provo, UT 84601.  The following amendments to the
Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background
--------------------------------

Item 2 of the Schedule 13D is hereby amended to add the following:

Since the filing of Amendment No. 3 to Schedule 13D on June 9, 2006, there have been changes to the executive officers of Blum LP and RCBA Inc.

The principal business office address of Blum LP and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and               Business             Citizenship  Principal Occupation
Office Held            Address                             or Employment
--------------------  ----------------------- ---------  --------------------
Richard C. Blum       909 Montgomery St.       USA       President & Chairman,
President,            Suite 400                          Blum LP
Chairman & Director   San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       USA and   Managing Partner,
Managing Partner      Suite 400                Norway    Blum LP
& Director            San Francisco, CA 94133

John H. Park          909 Montgomery St.       USA       Partner,
Partner               Suite 400                          Blum LP
                      San Francisco, CA 94133

Gregory L. Jackson    909 Montgomery St.       USA       Partner,
Partner               Suite 400                          Blum LP
                      San Francisco, CA 94133

Jane J. Su            909 Montgomery St.       USA       Partner,
Partner               Suite 400                          Blum LP
                      San Francisco, CA 94133

David H.S. Chung      909 Montgomery St.       USA       Partner,
Partner               Suite 400                          Blum LP
                      San Francisco, CA 94133


CUSIP NO. 67018T105            SCHEDULE 13D                     Page 9 of 12


Name and               Business             Citizenship  Principal Occupation
Office Held            Address                             or Employment
--------------------  ----------------------- ---------  --------------------
Gregory D. Hitchan    909 Montgomery St.       USA        Partner, Chief
Partner, Chief        Suite 400                           Operating Officer,
Operating Officer,    San Francisco, CA 94133             General Counsel and
General Counsel and                                       Secretary, Blum LP
Secretary

Marc T. Scholvinck    909 Montgomery St.       USA        Partner & Chief
Partner, Chief        Suite 400                           Financial Officer,
Financial Officer,    San Francisco, CA 94133             Blum LP
Assistant Secretary
& Director

William Scott Hartman 909 Montgomery St.       USA        Partner,
Partner               Suite 400                           Blum LP
                      San Francisco, CA 94133

Since the filing of Amendment No. 3 to Schedule 13D on June 9, 2006, there have been changes to the managing members and members of Blum GP III.

The principal business office address of Blum GP III and Blum GP III LP is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the managing members and members of Blum GP III, their addresses, citizenship and principal occupations are as follows:

Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------
Richard C. Blum       909 Montgomery St.         USA       President &
Managing Member       Suite 400                            Chairman, Blum LP
                      San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.         USA and   Managing Partner,
Managing Member       Suite 400                  Norway    Blum LP
                      San Francisco, CA 94133

John H. Park          909 Montgomery St.         USA       Partner,
Managing Member       Suite 400                            Blum LP
                      San Francisco, CA 94133

Gregory L. Jackson    909 Montgomery St.         USA       Partner,
Managing Member       Suite 400                            Blum LP
                      San Francisco, CA 94133

Jane J. Su             909 Montgomery St.        USA       Partner,
Member                 Suite 400                           Blum LP
                       San Francisco, CA 94133

David H.S. Chung       909 Montgomery St.        USA       Partner,
Member                 Suite 400                           Blum LP
                       San Francisco, CA 94133

Gregory D. Hitchan     909 Montgomery St.        USA       Partner, Chief
Managing Member        Suite 400                           Operating Officer,
                       San Francisco, CA 94133             General Counsel &
                                                           Secretary, Blum LP

CUSIP NO. 67018T105            SCHEDULE 13D                     Page 10 of 12


Name and               Business             Citizenship  Principal Occupation
Office Held            Address                             or Employment
--------------------  ----------------------- ---------  ------------------
Marc T. Scholvinck     909 Montgomery St.        USA       Partner & Chief
Member                 Suite 400                           Financial Officer,
                       San Francisco, CA 94133             Blum LP

William Scott Hartman  909 Montgomery St.        USA       Partner,
Member                 Suite 400                           Blum LP
                       San Francisco, CA 94133

Since the filing of Amendment No. 3 to Schedule 13D on June 9, 2006, there have been changes to the executive officers of the managing member of Saddlepoint GP. Blum LP is the managing member of Saddlepoint GP and its executive officers are listed above.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a), (b) According to the Issuer's Form 10-Q with the Commission on November 9, 2006, there were 67,986,803 shares of Common Stock issued and outstanding as of October 31, 2006. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock: (i) 1,454,010 shares of Common Stock held by Blum LP and RCBA Inc. on behalf of the limited partnerships for which Blum LP serves as the general partner, which represents 2.1% of the outstanding shares of the Common Stock; (ii) 4,897,600 shares of the Common Stock held by Blum GP III which serves as general partner of Blum GP III LP which, in turn, serves as the general partner of Blum Strategic III, which represents 7.2% of the outstanding shares of the Common Stock;
(iii) 238,500 shares of the Common Stock held by Saddlepoint GP on behalf of a partnership for which it serves as the general partner, which represents 0.4% of the outstanding shares of the Common Stock; and (iv) 86,300 shares of the Common Stock that are legally owned by The Nuclear Decommissioning Trust of Dominion Nuclear Connecticut, Inc. ("Dominion Connecticut"), which represents 0.1% of the outstanding shares of the Common Stock and 86,300 shares of the Common Stock that are legally owned by Virginia Electric and Power Company Qualified Nuclear Decommissioning Trust ("Virginia Electric"), which represents 0.1% of the outstanding shares of the Common Stock (collectively, the "Investment Advisory Clients"), with respect to which Blum LP has voting and investment power. Each Investment Advisory Client has entered into an investment management agreement with Blum LP, but neither Investment Advisory Client has any contract, arrangement or understanding with the other Investment Advisory Client, or any other Reporting Person, with respect to the acquisition, ownership, disposition or voting of any shares of the Common Stock. Each Investment Advisory
Client disclaims membership in a group with any Reporting Person or with the other Investment Advisory Client, and each disclaims beneficial ownership


CUSIP NO. 67018T105            SCHEDULE 13D                     Page 11 of 12


of any shares beneficially owned by the Reporting Persons other than for their own account.

Voting and investment power concerning the above shares are held solely by Blum LP, Blum GP III and Saddlepoint GP. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 6,762,710 shares of the Common Stock, which is 9.9% of the outstanding Common Stock. As the sole general partner of Blum LP, RCBA Inc. is deemed the beneficial owner of the securities over which Blum LP has voting and investment power. The filing of this Schedule shall not be construed as an admission that any of the shareholders, directors or executive officers of RCBA Inc. or the managing members and members of Blum GP III, Blum GP III LP and Saddlepoint GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., Blum GP III LP, Blum GP III or Saddlepoint GP.

c) During the last 60 days, the Reporting Persons sold the following shares of Common Stock to a broker in a block sale:


Entity                            Trade Date   Shares     Price/Share
------                            ----------   --------   ------------
Investment partnerships for        12-05-06   1,300,000    18.2100
which Blum LP serves as the
general partner and on behalf
of an entity for which Blum LP
serves as investment advisor.



(d) and (e)  Not applicable.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------
Exhibit A  Joint Filing Undertaking.


CUSIP NO. 67018T105            SCHEDULE 13D                    Page 12 of 12

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  December 8, 2006

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          Its General Partner



By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------      -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary



BLUM STRATEGIC GP III, L.L.C.         BLUM STRATEGIC GP III, L.P.
                                      By:  Blum Strategic GP III, L.L.C.
                                           Its General Partner





By: /s/ Gregory D. Hitchan              By:  /s/ Gregory D. Hitchan
     -------------------------------    ------------------------------------
     Gregory D. Hitchan                 Gregory D. Hitchan
     Managing Member                    Managing Member



BLUM STRATEGIC PARTNERS III, L.P.      SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Strategic GP III, L.P.,      By:  Blum Capital Partners, L.P.
     Its General Partner                    Its Managing Member
By:  Blum Strategic GP III, L.L.C.     By:  Richard C. Blum & Associates, Inc.
     Its General Partner                    Its General Partner


By:  /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    ----------------------------           ------------------------------
     Gregory D. Hitchan,                    Gregory D. Hitchan
     Managing Member                        Partner, Chief Operating Officer,
                                            General Counsel and Secretary

CUSIP NO. 67018T105             SCHEDULE 13D                    Page 1 of 1

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.


Dated:  December 8, 2006

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          Its General Partner



By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------      -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary



BLUM STRATEGIC GP III, L.L.C.         BLUM STRATEGIC GP III, L.P.
                                      By:  Blum Strategic GP III, L.L.C.
                                           Its General Partner





By: /s/ Gregory D. Hitchan              By:  /s/ Gregory D. Hitchan
     -------------------------------    ------------------------------------
     Gregory D. Hitchan                 Gregory D. Hitchan
     Managing Member                    Managing Member



BLUM STRATEGIC PARTNERS III, L.P.      SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Strategic GP III, L.P.,      By:  Blum Capital Partners, L.P.
     Its General Partner                    Its Managing Member
By:  Blum Strategic GP III, L.L.C.     By:  Richard C. Blum & Associates, Inc.
     Its General Partner                    Its General Partner


By:  /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    ----------------------------           ------------------------------
     Gregory D. Hitchan,                    Gregory D. Hitchan
     Managing Member                        Partner, Chief Operating Officer,
                                            General Counsel and Secretary